UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ADCOCK INGRAM HOLDINGS LIMITED
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

South Africa
(Jurisdiction of Subject Company's Incorporation or Organization)

CFR Pharmaceuticals S.A.
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

CUSIP: Not applicable

ISIN: ZAE000123436
(CUSIP Number of Class of Securities (if applicable))

Ntando Simelane Adcock Ingram Holdings Limited 1 New Road (c/o New Road & 7th Street) Midrand, 1682 South Africa +27 11 635 0000	PJ Hope Read Hope Phillips PO Box 757, Northlands, 2116 South Africa +27 11 344 7800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

November 15, 2013,

Date of Firm Intention Announcement
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

This Form CB is being furnished by CFR Pharmaceuticals S.A. (the “Company”) in connection with its announcement of its firm intention (“FIA”) to acquire 100% of the ordinary shares (excluding treasury shares) of Adcock Ingram Holdings Limited (“Adcock”), a South African company listed in on the exchange operated by the JSE Limited, pursuant to a scheme of arrangement under South African law.

Item 1.    Home Jurisdiction Documents

(a) The FIA dated November 15, 2013 was made publicly available in accordance with the requirements of Adcock’s home jurisdiction and is attached hereto as Exhibit 99.I-1(a). It is expected that the FIA will also be published in the following newspapers: “Business Day” and “Business Report” on November 18, 2013.

(b) Not applicable.

Item 2.    Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, as amended, are included in the document filed as Exhibit 99.I-1(a) and Exhibit 99.II-1(a).

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a) The Press Release dated November 15, 2013 and entitled “ANNOUNCEMENT OF A FIRM INTENTION BY CFR PHARMACEUTICALS TO ACQUIRE 100% OF THE ISSUED SHARE CAPITAL OF ADCOCK INGRAM BY WAY OF A SCHEME OF ARRANGEMENT” was made publicly available in the United States and is attached hereto as Exhibit 99.II-1(a).

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X is currently being filed with the Commission by the Company with the furnishing of this Form.

PART IV — SIGNATURES

        After due inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFR PHARMACEUTICALS S.A.
By:	/s/ Patricio Vargas _________________________________________ Name: Patricio Vargas Title: Chief Financial Officer/ Attorney in Fact Date: November 15, 2013

CFR PHARMACEUTICALS S.A.
By:	/s/ Agustin Eguiguren __________________________________________ Name: Agustin Eguiguren Title: General Counsel/ Attorney in Fact Date: November 15, 2013